CONVERSION RIDER

This Rider (“Rider”) becomes a part of the Policy to which it is attached (“Policy”). If the Rider is effective after the Policy Date, the effective date for this Rider will be shown on the Policy Specifications. If the provisions of this Rider and those of the Policy do not agree, the provisions of this Rider will apply. Please read it carefully.

Rider Benefit Summary – This Rider allows you to convert any Eligible Coverage, as defined below, at any time during the Conversion Policy Year shown in the Policy Specifications.

New Policy Conditions - The new policy may be issued on any other policy of permanent life insurance that we make available at that time for such conversions. The new policy will be issued at the same Risk Class as this Policy, provided that if this Policy has one or more increases in Face Amount with one or more Risk Classes that are different from the Risk Class for the original Face Amount, the new policy will be issued at the Risk Class of the most recent Coverage Layer of this Policy. If the Risk Class of this Policy is not available on the policy to which you choose to convert, the new policy will be issued at the risk class for which the Insured would have qualified based on the application for this Policy, or for the latest increase in Face Amount, if any.

If additional riders are in effect under this Policy on the date of the conversion, you may choose similar riders, if available, for the new policy, and subject to our rules in effect at the time of the conversion. We reserve the right to offer new riders and require any Evidence of Insurability as needed for those additional riders.

The incontestability and suicide exclusion provisions in the new policy are effective from the issue date of this Policy. If the new policy includes additional coverage for which Evidence of Insurability was given, new incontestability and suicide exclusion provisions apply to that coverage as of its effective date.

The Face Amount of the new policy will be equal to the current amount of Eligible Coverage for this Policy, subject to any minimum requirement for the new policy. There will be no Surrender Charge imposed on this Policy, and no Evidence of Insurability will be required for the conversion. Upon exercise of the conversion right of this Rider, this Policy will end.

The effective date of the new policy will be the same as the date this Policy terminates. Prior to issue, the initial premium for the new policy, if any, will be required and must be sufficient to place the new policy In Force. Premiums and charges for the new policy will be based on our rates in effect on the issue date of the new policy. The premiums and charges will be based on the Insured’s Age and Risk Class as described above.

Eligible Coverage – is coverage of this Policy that will qualify for conversion under this Rider. Eligible Coverage is listed in the Policy Specifications under the title of this Rider.

Eligible Coverage does not include:

•	Any insurance provided under this Policy on the life of someone other than the Insured; and
•	Any other rider, term policy, or term coverage on the Insured other than explicitly listed under Eligible Coverage above.

Insured – As used in this Rider, the Insured means the person covered under the Basic Life Coverage of the Policy. If the Policy is a Last Survivor Policy with two persons listed as the Insureds, this term refers to the two individuals covered under the Basic Life Coverage of the Policy.

ICC13 R13CON	Page 1 of 2

Effective Dates – This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earlier of:

•	Your Written Request;
•	The death of one Insured if the Policy is a Last Survivor Policy;
•	The date the Policy ceases to be In Force.

Consult A Qualified Tax Advisor – It is possible that converting your Policy under this Rider could cause the Policy to become a Modified Endowment Contract, as defined in the Internal Revenue Code section 7702A. Such a result could have potential adverse tax consequences. You should consult a qualified tax advisor before any such conversion to make sure you understand how it may affect the tax you owe.

Signed for Pacific Life Insurance Company,

[www.PacificLife.com]                    [(800) 347-7787]

ICC13 R13CON	Page 2 of 2